

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

TSX - DRK
OTC BB - DRKOF

November 7, 2003   **Form 20-F File No.: 0-30072**

DEREK CLOSES FINANCING

(Vancouver, B.C., November 7, 2003) – *Derek Oil & Gas Corporation* **(the "Company")** reports that, on November 5, 2003, the Company closed a private placement announced on October 2, 2003. The private placement consists of 1,666,667 units at a price of $0.30 per unit, for total proceeds of $499,999.60. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant may be redeemed for one common share at a price of $0.40 within one year. A finder's fee was paid on a portion of the placement.

These securities are subject to a hold period expiring at midnight on March 4, 2004. In addition, these securities are subject to the United States Securities Act of 1933 or any applicable State Securities Laws.

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DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved
the information contained herein